SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 04 June, 2004


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Bank of Ireland announces the appointment of Brian Goggin as Group Chief Executive

Bank of Ireland today (3 June 2004) announced the appointment of Brian Goggin
(52) as Group Chief Executive to replace Mike Soden who resigned on Saturday 29th May. Brian is currently Chief Executive, Asset Management Services with Bank of Ireland. He takes up his appointment immediately. Brian will continue to take responsibility for the Asset Management Services division pending an appointment to that position, which is expected shortly.

A career banker, Brian Goggin joined the Bank of Ireland Group in 1969. He has had a varied career in both retail and wholesale banking and has held senior management positions with the Group in the United States, Britain and Ireland.

He was appointed as Chief Executive of the Wholesale Financial Services division in 1996 and became a member of the Group Executive Committee. He was appointed to his present position as Chief Executive, Asset Management Services in April 2003. He is a member of the Court of Directors of the Bank, having been appointed in January 2000. He is also a Director of Gowan Group Ltd.

Brian is a graduate of Trinity College Dublin holding a MSc in Management. He is a Fellow of the Association of Chartered Certified Accountants and a Fellow of the Institute of Bankers in Ireland.

Announcing the appointment, the Governor of Bank of Ireland, Laurence Crowley, said: "Brian Goggin has the breadth of experience and leadership qualities to take Bank of Ireland forward at this challenging time. There is great change taking place in the financial services industry worldwide and particular skills are required to lead Bank of Ireland successfully through this environment of change. Bank of Ireland is a superb financial services organisation delivering exceptional shareholder returns and is well positioned for future growth. I and my fellow directors are confident that Brian has the skills, experience and personal attributes to lead Bank of Ireland to further achievements and ensure our continued success as a leading international financial services business."

Brian Goggin, in accepting the appointment said: "I am delighted and proud to accept the position of Group Chief Executive. The Bank of Ireland Group is a successful financial services company and, in accepting this appointment, I am committed to driving the Group forward in all our business divisions. I am fortunate to have a Group Executive team that is unquestionably the most highly skilled and competent in the market.

ENDS

3 June 2004

Contact:

Dan Loughrey, Head of Group Corporate Communications - 01 604 3833/086 241 2470

Fiona Ross, Head of Group Investor Relations - 01 604 3501 - 086 758 2059




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 04 June, 2004